UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8 )*

GENERAL GROWTH PROPERTIES, INC.
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
370021107
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, New York 10019
212-813-3700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Andrew G. Dietderich, Esq.
Alan J. Sinsheimer, Esq.

Sullivan & Cromwell LLP
125 Broad Street, New York, New York 10004
212-558-4000

May 11, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	370021107

1	NAMES OF REPORTING PERSONS Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		— 0 —

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,953,782

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		— 0 —

WITH	10	SHARED DISPOSITIVE POWER

23,953,782

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,953,782

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5% [1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
1 This calculation is based on 317,306,922 shares of common stock (“Common Shares”) of General Growth Properties Inc. (the “Issuer”) outstanding as of April 15, 2010, as reported in Amendment No. 2 to its Annual Report on Form 10-K (the “2010 Form 10-K”).

CUSIP No.	370021107

1	NAMES OF REPORTING PERSONS PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		— 0 —

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,953,782

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		— 0 —

WITH	10	SHARED DISPOSITIVE POWER

23,953,782

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,953,782

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5% [2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
2 This calculation is based on 317,306,922 Common Shares outstanding as reported in the 2010 Form 10-K.

CUSIP No.	370021107

1	NAMES OF REPORTING PERSONS Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		— 0 —

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,601,425

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		— 0 —

WITH	10	SHARED DISPOSITIVE POWER

8,601,425

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,601,425

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7% [3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
3 This calculation is based on 317,306,922 Common Shares outstanding as reported in the 2010 Form 10-K.

CUSIP No.	370021107

1	NAMES OF REPORTING PERSONS William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		— 0 —

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,953,782

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		— 0 —

WITH	10	SHARED DISPOSITIVE POWER

23,953,782

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,953,782

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
4 This calculation is based on 317,306,922 Common Shares outstanding as reported in the 2010 Form 10-K.

CUSIP No.	370021107

Item 1.	Security and Issuer
This Amendment No. 8 (this “Amendment No. 8”) amends and supplements the statement on Schedule 13D, as previously amended to date (the “Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), (iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”), and (iv) William A. Ackman, a citizen of the United States of America (collectively, the “Reporting Persons”), relating to the common stock, par value $.01 per share (the “Common Shares”), of General Growth Properties, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined herein shall have the meaning set forth in the Schedule 13D.
As of May 12, 2010, the Reporting Persons beneficially owned an aggregate of 23,953,782 Common Shares, representing approximately 7.5% of the outstanding Common Shares. The Reporting Persons also have additional economic exposure to approximately 54,907,669 Common Shares under certain cash-settled total return swaps (“Swaps”), bringing their total aggregate economic exposure to 78,861,451 Common Shares (approximately 24.9% of the outstanding Common Shares).

Item 4.	Purpose of Transaction

Item 4	is hereby supplemented, as follows:
As previously reported by the Issuer, on May 3, 2010, Pershing Square, on behalf of the Pershing Square Funds, and the Issuer amended that certain Stock Purchase Agreement, dated as of March 31, 2010, between Pershing Square, on behalf of the Pershing Square Funds, and the Issuer (the “Stock Purchase Agreement”). That amendment to the Stock Purchase Agreement is filed as Exhibit 99.1 hereto and incorporated herein by reference.
As previously reported by the Issuer, on May 7, 2010, Mr. Ackman, on behalf of Pershing Square, sent a letter to Board of Directors of the Issuer. That letter is filed as Exhibit 99.2 hereto and incorporated herein by reference.
As previously reported by the Issuer, on May 7, 2010, the Bankruptcy Court in the Issuer’s chapter 11 case approved the issuance of warrants to compensate Brookfield and Fairholme for their capital commitments and backstop offers.
On May 11, 2010, Pershing Square, on behalf of Pershing Square Funds, and the Issuer entered into Amendment No. 2, dated as of May 7, 2010, to the Stock Purchase Agreement. That amendment to the Stock Purchase Agreement is filed as Exhibit 99.3 hereto and incorporated herein by reference.
On May 11, 2010, Pershing Square, on behalf of itself and the Pershing Square Funds, and the Issuer entered into a certain Waiver Agreement, dated as of May 7, 2010 (the “Waiver Agreement”). The Waiver Agreement is filed as Exhibit 99.4 hereto and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6	is hereby supplemented, as follows:
The information set forth in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7	is hereby supplemented by adding the following exhibits:

Exhibit 99.1	Amendment No. 1, dated May 3, 2010, to the Stock Purchase Agreement between Pershing Square, on behalf of the Pershing Square Funds, and the Issuer.

Exhibit 99.2	Letter, dated May 7, 2010, from Pershing Square to the Board of Directors of the Issuer.

Exhibit 99.3	Amendment No. 2, dated as of May 7, 2010, to the Stock Purchase Agreement between Pershing Square, on behalf of the Pershing Square Funds, and the Issuer.

Exhibit 99.4	Waiver Agreement, dated as of May 7, 2010, between Pershing Square, on behalf of itself and the Pershing Square Funds, and the Issuer.

CUSIP No.	370021107
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: May 11, 2010	PERSHING SQUARE CAPITAL MANAGEMENT, L.P. PS Management GP, LLC,
	By:	its General Partner

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman Managing Member

PERSHING SQUARE GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman Managing Member

/s/ William A. Ackman
WILLIAM A. ACKMAN

EXHIBIT INDEX

Exhibit 99.1	Amendment No. 1, dated May 3, 2010, to the Stock Purchase Agreement between Pershing Square, on behalf of the Pershing Square Funds, and the Issuer.

Exhibit 99.2	Letter, dated May 7, 2010, from Pershing Square to the Board of Directors of the Issuer.

Exhibit 99.3	Amendment No. 2, dated as of May 7, 2010, to the Stock Purchase Agreement between Pershing Square, on behalf of the Pershing Square Funds, and the Issuer.

Exhibit 99.4	Waiver Agreement, dated as of May 7, 2010, between Pershing Square, on behalf of itself and the Pershing Square Funds, and the Issuer.